IRIS ENERGY LIMITED
Level 12, 44 Market Street
Sydney, NSW 2000 Australia

March 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street
N.E. Washington, D.C. 20549

Attn:          Eric Envall

Re:         Iris Energy Limited
Registration Statement on Form F-3
File No. 333-277119

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iris Energy Limited, a Company organized under the laws of Australia (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form F-3 (File No. 333-277119), to 9:30 a.m. Eastern Time on March 5, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Marcel Fausten of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Marcel Fausten of Davis Polk & Wardwell LLP at (212) 450-4389 or marcel.fausten@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, IRIS ENERGY LIMITED

By:	/s/ Daniel Roberts

Daniel Roberts
Authorized Signatory